EXHIBIT 99.1

MAG Silver Reports 2021 Annual Results

VANCOUVER, British Columbia, March 31, 2022 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or the “Company”) announces the Company’s audited consolidated financial results for the year ended December 31, 2021.  For details of the audited consolidated financial statements, Management's Discussion and Analysis, Annual Information Form and Annual Report on Form 40-F for the year ended December 31, 2021, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

All amounts herein are reported in $000s of United States dollars (“US$”) unless otherwise specified.

HIGHLIGHTS – DECEMBER 31, 2021 AND SUBSEQUENT TO YEAR END

OPERATIONAL

  Significant progress was achieved during the year ended December 31, 2021 on the construction of the 4,000 tonnes per day (“tpd”) Juanicipio processing plant as the Juanicipio project team delivered the project for plant commissioning late in the fourth quarter of 2021.

  The plant commissioning timeline was extended, however, by approximately six months until the regulatory approval to tie into the national power grid is obtained.  The plant commissioning timeline is now expected to commence in Q2 2022.

  As reported by the operator Fresnillo, the Juanicipio Project is expected to come in on budget with the processing plant expected to be ramped up to 85% to 90% of plant capacity by the end of 2022.

  A regularly updated photo gallery of construction progress at Juanicipio is available at https://magsilver.com/projects/photo-gallery/#photo-gallery.

  Campaign processing of mineralized material from development headings continues through the nearby Fresnillo plant and starting in Q4 2021 mineralized material also began to be campaign processed at Fresnillo’s Saucito plant. Saucito’s flowsheet better resembles that of the Juanicipio plant and will provide further valuable metallurgical benefits as production commences at Juanicipio.

  The campaign processing rate originally targeted at 16,000 tonnes per month increased significantly to an average of 37,983 tonnes per month in Q4 2021 and to an average of 44,963 tonnes per month for the first two months of 2022.

  Processing at the Fresnillo plants is expected to continue until the Juanicipio plant is commissioned, with Fresnillo making available any unused plant capacity at its Minera Fresnillo and Minera Saucito operations, and if possible matching commissioning and ramp up tonnages that were previously expected at Juanicipio.

  For the three months ended December 31, 2021, on a 100% basis:
    113,950 tonnes of mineralized material were campaign processed through the Fresnillo and Saucito plants, with 1,519,027 payable silver ounces, 3,641 payable gold ounces, 563 tonnes of lead and 800 tonnes of zinc produced and sold;
    Average silver head grade was 542 grams per tonne (“g/t”); and
    Pre-commercial production sales totaled $39,368 for the quarter (net of treatment and processing costs), less $7,593 in mining and transportation costs, netting $31,775 in gross profit by Minera Juanicipio in the quarter.

  For the year ended December 31, 2021, on a 100% basis:
    251,907 tonnes of mineralized material were campaign processed through Fresnillo’s plants, with 2,974,524 payable silver ounces, 5,975 payable gold ounces, 1,065 tonnes of lead and 1,519 tonnes of zinc produced and sold;
    Average silver head grade was 470 g/t; and
    Pre-commercial production sales of $75,393 (net of treatment and processing costs) less $15,329 in mining and transportation costs, netting $60,064 gross profit in Minera Juanicipio for the year.

  Since commencing campaign processing of Juanicipio mineralized material from development headings in August of 2020 through February 2022, a total of 413,691 tonnes of mineralized development material have been processed through the nearby Fresnillo plant and starting in December 2021 in the Saucito plant:
    contributing cash-flow to offset some of the initial project capital; and
    de-risking Juanicipio’s metallurgical performance, which is expected to significantly speed up project ramp-up.

  A further 89,925 tonnes of mineralized development material with a silver head grade of 529 g/t were processed in January and February 2022 through the Fresnillo and Saucito plants.

EXPLORATION

  Results of the Juanicipio 2020 exploration program were reported in the third quarter (see Press Release dated August 5, 2021), and the program successfully:
    Confirms, and allows modeling with greater detail and confidence of the high-grade silver resource within the upper parts of the Valdecañas Bonanza Zone (as defined in the 2017 PEA) where the first several years of mining is expected to occur;
    Confirms, expands, and allows improved modeling of the continuous wide mineralization of the Valdecañas Deep Zone (as defined in the 2017 PEA); and
    Confirms, expands, and allows improved modeling of the ever-growing Anticipada Vein.

  The Juanicipio 2021 exploration program was completed in Q4 2021 with $6,296 spent on a 100% basis and was focused on continued step-out and infill drilling of the Valdecañas Vein System (including independent targeting of the Venadas Vein family and the Anticipada Vein).

  The Juanicipio 2022 exploration program is currently in process, with five drill rigs presently on surface running concurrently with continued underground definition and geotechnical drilling, and one rig testing the new Cesantoni target in the northwest part of the Juanicipio concession.

  Deer Trail Project in Utah:
    Assays were released in Q3 2021 for the Phase I drill program (see Press Release dated September 7, 2021), which successfully fulfilled all three of its planned objectives by:
      Confirming the presence of a thick section of more favorable carbonate host rocks (the predicted “Redwall Limestone” or “Redwall”) below the Deer Trail mine;
      Confirming and projecting two suspected mineralization feeder structures to depth; and
      Intercepting high-grade mineralization related to those structures in host rocks below what was historically known.
    A follow up 5 hole/5,000 metre Phase II drill program commenced in Q3 2021 and is in process with all assays pending.

  Subsequent to the year end, the Company entered into a Definitive Arrangement Agreement with Gatling Exploration Inc. (TSXV:GTR, OTCOB:GATGF) (“Gatling”) pursuant to which the Company will acquire all of the issued and outstanding common shares of Gatling in an all-share transaction. The Company and Gatling have also entered into a loan agreement pursuant to which the Company has agreed to provide Gatling with a C$3 million secured convertible bridge loan to finance Gatling’s accounts payable and operating expenses.

LIQUIDITY AND CAPITAL RESOURCES

  As at December 31, 2021, MAG held cash of $56,748 while Minera Juanicipio had cash on hand of $18,972 on a 100% basis.

  According to the operator Fresnillo, the Juanicipio Project construction is expected to be delivered on budget at $440,000.

  With the current ramp up of underground mine production and given hiring restrictions on contractors arising from new 2021 labour reform legislation, the timing of various sustaining capital expenditures has been brought forward:
    These sustaining capital costs are included in current Juanicipio development costs but are not considered by the operator as part of the $440,000 initial project capital; and
    The costs incurred are expected to reduce future sustaining capital costs and totaled approximately $41,388 on a 100% basis in the second half of 2021 in preparation for the legislation to come into effect.

  The expected cash flow from the ongoing campaign processing until the Juanicipio plant is commissioned, along with the cash held by Minera Juanicipio at December 31, 2021 of $18,972, are projected to substantially fund the remaining capital expenditures in the $440,000 initial capex (a cash call has not been needed since mid-December 2021 which was $21,000 on a 100% basis).

  Should there be additional funding requirements in excess of the cashflow generated, related to further commissioning delays or to additional sustaining capital that is being brought forward prior to attaining commercial production, there may still be further cash calls required from Fresnillo and MAG.

  In Q4 2021, MAG closed a bought deal share offering and issued 2,691,000 common shares, including 15,700 common shares issued to an officer and two directors of MAG and 351,000 common shares issued upon the full exercise of the over-allotment option, at $17.15 per share for gross proceeds of $46,151. The Company paid commission of $2,301 to the underwriters and legal and filing costs totaled an additional $608 resulting in net proceeds of $43,242.

COVID-19

  Fresnillo, the Juanicipio operator implemented a range of safety measures and monitoring procedures, consistent with World Health Organization and Mexican Government COVID-19 directives.

  COVID-19 had an impact on the Juanicipio plant commissioning timeline however during the course of the year:
    In Q1 2021, Fresnillo, as operator, reported that commissioning was pushed out a few months to Q4 2021 as some infrastructure contracts were delayed related to COVID-19; and,
    In Q4 2021, approval to complete the tie-in to the national power grid was extended as noted above related to knock-on effects of the pandemic.

CORPORATE

  MAG continued to refresh its board during the year with three new appointments:
    Ms. Susan Mathieu was appointed to the board on January 13, 2021 increasing the size of the board to eight members;
    Mr. Tim Baker was appointed to the board on March 31, 2021 replacing Mr. Richard Clark who resigned from the board to focus on other professional responsibilities; and,
    Mr. Dale Peniuk was appointed to the board on August 3, 2021 replacing Mr. Derek White who did not stand for re-election at the Company’s Annual General and Special Meeting on June 21, 2021.

  On October 16, 2021 MAG announced that Mr. W.J. (Jim) Mallory joined the Company as its Chief Sustainability Officer (“CSO”) highlighting the Company’s commitment to environmental, social, governance (“ESG”) betterment.

  On March 28, 2022, MAG announced the appointment of Fausto Di Trapani as Chief Financial Officer (“CFO”) effective May 20, 2022. Mr. Di Trapani is a finance executive with experience in the natural resources sector spanning two decades, most recently having served as the Chief Financial Officer at Galiano Gold Inc. Mr. Di Trapani replaces Mr. Larry Taddei, who, after 12 years of service with the Company, will step down from the CFO role to pursue other opportunities. Mr. Taddei will assist in the orderly transition of his duties following Mr. Di Trapani’s appointment.

JUANICIPIO PROJECT UPDATE

Underground Mine Production

As of August 2020, mineralized development material from the Juanicipio Project is being campaign processed, refined and sold on commercial terms at a targeted rate through Q3 2021 of 16,000 tonnes per month at the nearby Fresnillo plant 12 kilometres away. The processing rate increased to an average of 37,983 tonnes per month in Q4 2021 and subsequent to the year end to an average of 44,963 tonnes per month for the first two months of 2022. In December 2021, for the first time, 8,725 tonnes were processed at Fresnillo’s Saucito beneficiation plant (also 100% owned by Fresnillo). The Saucito plant flowsheet better resembles that of the Juanicipio plant and will provide further valuable metallurgical information as processing commences at Juanicipio. This preproduction toll processing of Juanicipio mineralized development material plus some initial stope production is expected to continue until the Juanicipio plant is commissioned

In the three months and year ended December 31, 2021, 113,950 and 251,907 tonnes of mineralized development material respectively, were processed through the Fresnillo plants, realizing commercial and operational de-risking opportunities for the Juanicipio Project. The resulting payable metals sold and processing details on a 100% basis are summarized in Table 1 (three months ended December 31, 2021) and in Table 2 (year ended December 31, 2021) below.

Table 1: Q4 2021 Development Material Processed at Fresnillo’s Processing Plants (100% basis)

Three Months Ended December 31, 2021 (113,950 tonnes processed)
Payable Metals	Quantity	Average Per Unit (1)	$Amount	Q4 2020 $Amount
Silver	1,519,027 ounces	$22.96 per oz	$ 34,877	$ 5,866
Gold	3,641 ounces	$1,793.67 per oz	6,531	876
Lead	563 tonnes	$1.05 per lb	1,300	80
Zinc	800 tonnes	$1.55 per lb	2,729	220
Treatment and refining charges (“TCRCs”) and other processing costs			(6,069)	(1,232)
Net Sales			39,368	5,810
Mining and transportation costs			(7,593)	(2,342)
Gross Profit			$ 31,775	$ 3,468

(1)  Ounces (“oz”) for silver and gold and, pounds (“lb”) for lead and zinc.

Table 2: Year 2021 Development Material Processed at Fresnillo’s Processing Plants (100% basis)

Year Ended December 31, 2021 (251,907 tonnes processed)
Payable Metals	Quantity	Average Per Unit (1)	$Amount	2020 $Amount (2)
Silver	2,974,524 ounces	$23.99 per oz	$ 71,369	$ 15,403
Gold	5,975 ounces	$1,791.22 per oz	10,702	1,941
Lead	1,065 tonnes	$1.02 per lb	2,387	301
Zinc	1,519 tonnes	$1.45 per lb	4,849	575
TCRCs and other processing costs			(12,768)	(2,885)
Provisional sales adjustment related to 2020 sales (3)			(1,146)	-
Net Sales			75,393	15,335
Mining and transportation costs			(15,329)	(3,873)
Gross Profit			$ 60,064	$ 11,462

(1)  Ounces (“oz”) for silver and gold and, pounds (“lb”) for lead and zinc.
(2)  Processing of Juanicipio mineralized development material at the Fresnillo plant commenced in August of 2020, with no prior processing.
(3)  Provisional sales for 2020 were finalized in Q1 2021 resulting in negative adjustment to net sales revenue of $1,146.

The average silver head grade for the mineralized development material and initial stope material processed in the three months and year ended December 31, 2021 was 542 g/t and 470 g/t (three months and year ended December 31, 2020 was 300 g/t and 328 g/t) respectively. This increased grade in the last quarter of 2021 reflects less diluted development material and more stoped vein material being processed.

Processing Plant Construction & Outlook

The Juanicipio project team delivered the Juanicipio plant for commissioning in the fourth quarter of 2021. However, according to the operator Fresnillo, the state-owned electrical company (Comision Federal de Electricidad “CFE”), notified Fresnillo late in December 2021 that the regulatory approval to complete the tie-in to the national power grid could not yet be granted, and the projected commissioning timeline has therefore been extended by approximately six months, with commissioning of the Juanicipio processing plant now expected to commence in Q2-2022 with ramp up to 85 to 90% of the nameplate 4,000 tpd capacity by the end of 2022, according to Fresnillo.

In order to minimize any potential adverse economic effect of the revised commissioning timeline, Fresnillo has indicated it will make available any unused plant capacity at its Minera Fresnillo and Minera Saucito operations to process mineralized material produced at Juanicipio during this period, and if possible match commissioning and ramp up tonnages that were previously expected. The effect on cashflow generation from Juanicipio therefore will also be mitigated while power connection approvals are pending.

With the plant ready to commence commissioning once connected to the power grid, final construction costs are expected to wind down until final commissioning and testing commence. Meanwhile, as noted above, the amount of mineralized development material being processed at the two Fresnillo plats since Q4 2021 has been significantly higher than the original targeted rate of 16,000 tonnes per month. The cash flow from this processing, along with the cash held by Minera Juanicipio at December 31, 2021 of $18,972 and the expected cash flows from continued processing until the Juanicipio plant is commissioned are projected to substantially fund the remaining capital expenditures in the $440,000 initial project capital (a cash call has not been needed since mid-December 2021 which was $21,000 on a 100% basis).

With the current ramp up of underground mine production and given hiring restrictions on contractors arising from new 2021 labour reform legislation, the timing of various sustaining capital expenditures has been brought forward. Labour reform on subcontracting and outsourcing in Mexico was published on April 23, 2021 and came into effect on September 1, 2021. With various restrictions on hiring contractors, Fresnillo, as operator, has indicated a need to internalize a significant portion of its contractor workforce and perform much of the development work directly rather than outsourcing it to contractors. This requires investment in equipment to be utilized in underground operations, either not previously in the project scope or not envisaged to be required until later in the mine life. As well, certain underground development expenditures related to processing development material and some small items brought forward from project investments planned in the future are considered sustaining capital by Fresnillo. The costs incurred are expected to reduce future sustaining capital costs and totaled approximately $41,388 on a 100% basis in the second half of 2021 in preparation for the legislation to come into effect. These costs are included in the current Juanicipio development costs but are not considered by the operator as part of the $440,000 initial project capital. Should there be additional funding requirements in excess of the cashflow generated related to further commissioning delays or to additional sustaining capital that is being brought forward, there may still be further cash calls required from Fresnillo and MAG.

Juanicipio Exploration Update

The planned expenditures for the 2022 Exploration Program total $7,000 with the programs designed to expand and convert the Inferred Mineral Resources included in the Deep Zone into Indicated Mineral Resources, and to explore other parts of the Juanicipio concession. All aspects of the exploration work continue to be done under strict COVID-19 protocols. Subsequent to the year-end in mid-January, 2022, drilling began on the first hole on the “Cesantoni Kaolinite Pits”(Cesantoni) target (assay pending). Cesantoni lies in the northwestern corner of the Juanicipio concession, roughly 6 km west of the Valdecañas Vein and related underground and surface infrastructure.

The 2021 Juanicipio exploration program was completed in late 2021, with an actual spend of $6,296 on a 100% basis and was focused on continued step-out and infill drilling of the Valdecañas Vein System (including independent targeting of the Venadas Vein family and the Anticipada Vein). In total, 23 targets (holes) were successfully tested with 21 being deep infill holes and two exploration holes on other parts of the Juanicipio concession, resulting in 29,421 metres drilled. The program results will be released in Q2 2022 pending receipt of all assays.

Assays for the Juanicipio 2020 drill program were released in the Q3 2021 (see Press Release dated August 5, 2021). The 2020 drill program successfully:

  Confirmed, and allowed modeling with greater detail and confidence of the high-grade silver resource within the upper parts of the Valdecañas Bonanza Zone where the first several years of mining will occur;
  Confirmed, expanded, and allowed improved modeling of the continuous wide mineralization of the Valdecañas Deep Zone; and,
  Confirmed, expanded, and allowed improved modeling of the ever-growing Anticipada Vein.

DEER TRAIL PROJECT UPDATE

Phase I drilling commenced in November 2020 and was completed in Q2 2021 with assays and interpretations released in the third quarter of 2021 (see Press Release September 7, 2021). Phase I saw the completion of three holes and 3,927 metres drilled from surface and successfully fulfilled all three of its planned objectives by:

  Confirming the presence of a thick section of more favorable carbonate host rocks (the predicted “Redwall Limestone” or “Redwall”) below the Deer Trail mine;
  Confirming and projecting two suspected mineralization feeder structures to depth; and
  Intercepting high-grade mineralization related to those structures in host rocks below what was historically known.

Phase II drilling commenced at the Deer Trail Project on August 20, 2021 and is in process, planned for 5,000 metres of drilling over 5 holes. Deviation/directional drilling is being used in Phase II to make the drilling more efficient and accurate. In part to facilitate the directional drilling, drilling contractors were changed in Q1 2022, with the new contractor on site and preparing to resume drilling.

GATLING ACQUISITION

Subsequent to the year end, the Company entered into a Definitive Arrangement Agreement with Gatling pursuant to which the Company will acquire all of the issued and outstanding common shares of Gatling in an all-share transaction. The Company and Gatling have also entered into a loan agreement pursuant to which the Company has agreed to provide Gatling with a C$3 million secured convertible bridge loan to finance Gatling’s accounts payable and operating expenses.

Gatling is a Canadian gold exploration company focused on advancing the Larder Gold Project, located in the prolific Abitibi greenstone belt in Northern Ontario, Canada. The 3,370 ha Larder Project hosts three high-grade gold deposits along the Cadillac-Larder Lake Break, 35 km east of Kirkland Lake and 7 kilometers west of the Kerr Addison Mine. The project is 100% owned by Gatling and is comprised of patented and unpatented claims, leases and mining licenses of occupation within the McVittie and McGarry Townships. All parts of the Larder property are readily accessible and MAG expects to engage the existing exploration team going forward.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the Qualified Person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 40 years of relevant experience focused on ore deposit exploration worldwide. He is a Certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered Geologist (ARG 21613). Dr. Megaw is not independent as he is Chief Exploration Officer and a Shareholder of MAG.

FINANCIAL RESULTS – YEAR ENDED DECEMBER 31, 2021

As at December 31, 2021, the Company had working capital of $57,761 (December 31, 2020: $94,513) including cash of $56,748 (December 31, 2020: $94,008) and no long-term debt. As at December 31, 2021, Minera Juanicipio had cash of $18,972 (MAG’s attributable 44% share $8,348). The Company makes cash advances to Minera Juanicipio as ‘cash called’ by the operator Fresnillo, based on approved joint venture budgets. In the year ended December 31, 2021, the Company funded advances to Minera Juanicipio, which combined with MAG’s Juanicipio expenditures on its own account, totaled $74,136 (December 31, 2020: $64,270).

The Company’s net income for year the ended December 31, 2021 amounted to $6,025 (December 31, 2020: $7,097 net loss) or $0.06/share (December 31, 2020: loss of $(0.08)/share). MAG recorded its 44% income from its equity accounted Investment in Juanicipio of $15,686 (December 31, 2020: $2,214) which included MAG’s 44% share of net income from the sale of pre-production development material (see Table 3 below). Share based payment expense, a non-cash item, recorded in the year ended December 31, 2021 amounted to $4,256 (December 31, 2020: $3,122), and is determined based on the fair value of equity incentives granted and vesting in the year.

Table 3: MAG’s income from its equity accounted Investment in Juanicipio

	December 31, 2021	December 31, 2020
Gross Profit from processing development material (see Table 2 above)	$ 60,064	$ 11,462
Administrative expenses	(1,929)	(239)
Extraordinary mining duty	(337)	(76)
Foreign exchange and other	(1,363)	(623)
Net Income before tax	56,435	10,524
Income tax expense (including deferred income tax)	(20,784)	(5,492)
Net Income for the year (100% basis)	$ 35,651	$ 5,032
MAG’s 44% share of income from equity accounted Investment in Juanicipio	$ 15,686	$ 2,214

Shareholders may receive, upon request and free of charge, a hard copy of the Company’s Audited Financial Statements. The Company’s 40-F has also been filed with the United States Securities and Exchange Commission.

About MAG Silver Corp. (www.magsilver.com )

MAG Silver Corp. is a Canadian development and exploration company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed with Fresnillo Plc (56%), the operator. The Project is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where the operator is currently developing an underground mine and constructing a 4,000 tonnes per day processing plant. Underground mine production of mineralized development material commenced in Q3 2020, and an expanded exploration program is in place targeting multiple highly prospective targets at Juanicipio. MAG is also executing a multi-phase exploration program at the Deer Trail 100% earn-in project in Utah.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address our expectations with respect to the timing and success of plant pre-commissioning and commissioning activities, processing rates of development materials, future mineral production, and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, impacts (both direct and indirect) of COVID-19, timing of receipt of required permits, changes in applicable laws, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the MAG Silver’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov
LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, VP Investor Relations and Communications

Phone: (604) 630-1399
Toll Free:(866) 630-1399
Email: info@magsilver.com
Website: www.magsilver.com